NEWS RELEASE
OTCQB:CPPXF

Continental Adds New Director

Jakarta, Indonesia: June 18, 2013 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging international energy company, today announced that Johnny Christiansen has joined its Board of Directors. Mr. Christiansen is the Founder and CEO of Visionaire Invest AS, a Norwegian investment company which owns a 49% stake in Visionaire Energy AS, of which he is also Chairman. The Company acquired a 51% stake in Visionaire Energy AS pursuant to a share swap deal earlier this month.

After graduating as an electronics and mechanical (BSc) engineer, Mr. Christiansen spent nine years in the Norwegian Navy before retiring as a technical officer and entering the business community. He has held various executive positions with international firms including Kongsberg Maritime AS and Getech AS, a seismic technology innovator now a division of Western-GECO-Schlumberger. Johnny has been instrumental in several companies serving as CEO of SensoNor ASA and Tandberg Storage ASA both listed on the Oslo Stock Exchange (OSE). He has been involved in a diverse range of products and technologies ranging from automotive applications (MEMS), tape storage systems, surface surveillance technologies, navigation systems, nanotechnology, micro pumps, and intelligent textiles.

The Company’s CEO, Richard L. McAdoo stated, "We welcome Johnny to our Board of Directors. Based on his extensive business experience, qualifications and personal relationships in the Norwegian offshore and maritime industry, we are confident he will play a key strategic role in the Company and in its plans for future expansion of Visionaire Energy."

On behalf of the Company,

Robert V. Rudman, C.A.

Chief Financial Officer

Source:	Continental Energy Corporation
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com
Further Info:	www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed the Company with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.